UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission File No. 0-27404

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Accumulation Plan for

Employees of PFF Bank & Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFF Bancorp, Inc.

350 South Garey Avenue

Pomona, California 91766

CAPITAL ACCUMULATION PLAN FOR

EMPLOYEES OF PFF BANK & TRUST

Independent Registered Public Accounting Firm Auditors’ Report

and

Financial Statements

(Part III 3(a) of IRS Form 5500 Schedule H)

(EIN: 95-1114932 and PN: 002)

For the Years Ended

December 31, 2004 and 2003

CAPITAL ACCUMULATION PLAN FOR

EMPLOYEES OF PFF BANK & TRUST

Schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and Regulations issued by the Department of Labor.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITORS’ REPORT

To the Employee Compensation and Benefits Committee

Capital Accumulation Plan for Employees of PFF Bank & Trust

We have audited the accompanying statement of net assets available for benefits of the Capital Accumulation Plan for Employees of PFF Bank & Trust (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Capital Accumulation Plan for the Employees of PFF Bank & Trust as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i - Schedule of Assets (Held At End of Year), and Schedule H, Line 4j – Schedule of Reportable Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Scott, Bankhead & Co.

May 25, 2005

CAPITAL ACCUMULATION PLAN FOR

EMPLOYEES OF PFF BANK & TRUST

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments:
Money market fund	$133,813	9,638
Mutual funds	21,871,862	18,106,643
Common stock	10,577,093	8,527,725
Loans to participants	699,012	776,767

Total investments at fair value	33,281,780	27,420,773
Cash	8,157	—

Total assets	33,289,937	27,420,773
Liabilities
Total liabilities	—	—

Net assets available for benefits	$33,289,937	27,420,773

See accompanying independent auditors’ report and notes to financial statements.

CAPITAL ACCUMULATION PLAN FOR

EMPLOYEES OF PFF BANK & TRUST

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Net appreciation in fair value of investments	$4,282,708	5,457,682
Interest and dividends	635,291	508,571
Contributions by employer	855,344	784,925
Contributions by employees	1,584,413	1,935,810
Employee rollover contributions	729,053	1,375,691

Total additions	8,086,809	10,062,679

Deductions from net assets attributed to:
Benefits paid to participants	(2,213,745)	(807,000)
Administrative expenses	(3,900)	(3,600)

Total deductions	(2,217,645)	(810,600)

Net increase	5,869,164	9,252,079
Net assets available for benefits:
Beginning of year	27,420,773	18,168,694

End of year	$33,289,937	27,420,773

See accompanying independent auditors’ report and notes to financial statements.

CAPITAL ACCUMULATION PLAN FOR

EMPLOYEES OF PFF BANK & TRUST

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of Plan

The following description of the Capital Accumulation Plan for Employees of PFF Bank & Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all eligible employees of PFF Bank & Trust and its subsidiaries and affiliates (the Bank or Plan Sponsor). Employees become eligible for participation in the Plan upon their date of hire. In order to become a participant, each eligible employee authorizes contributions by filing a 401(k) enrollment/change of status election. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was amended to provide that employees are eligible to participate in the Plan on their first day of hire, the definition of cash compensation used by the Plan was modified and the Plan was modified to allow the employer matching contributions to be determined in accordance with the basic safe harbor match formula, which are 100% vested. The eligibility period for receiving these matching contributions is one year of service. Participants must complete 1,000 hours of service in a twelve-month period to share in the employer’s discretionary contributions.

(b)	Contributions

Effective January 1, 2002, the Plan is referred to as a “safe harbor 401(k) plan.” The Bank makes safe harbor matching contributions equal to 100% of participant salary deferrals that do not exceed 3% of compensation, plus 50% of participant salary deferrals in excess of 3% and up to 5% of compensation. The safe harbor matching contribution is fully vested and is referred to as a Safe Harbor Contribution. The Bank may contribute out of its income and/or accumulated earned surplus an amount equal to a specified percentage of the tax-deferred contribution of the participants or a profit sharing contribution with the amount to be determined by the board of directors. Effective January 1, 2002, participants can contribute up to 100% of their compensation, not to exceed the IRS limit of $12,000 during 2003 and $13,000 during 2004. In addition, the Plan permits participants who reach age 50 or older by December 31 of the plan year to contribute an additional amount of their annual compensation as a catch-up contribution as provided by the Economic Growth and Tax Relief Reconciliation Act (EGTRRA).

See accompanying independent auditors’ report.

CAPITAL ACCUMULATION PLAN FOR

EMPLOYEES OF PFF BANK & TRUST

Notes to Financial Statements

December 31, 2004 and 2003

Forfeitures of matching contributions are used to reduce the Bank’s matching contributions. No profit sharing contribution was made for either 2004 or 2003.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Bank’s contributions and (b) Plan earnings. Allocations other than the Bank’s matching contributions are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Employee contributions and the earnings as a result of each participant’s contributions are 100% vested and nonforfeitable. The Bank’s safe harbor contributions are also 100% vested and nonforfeitable. Matching contributions made prior to January 1, 2002, and any future discretionary matching contributions and any future profit sharing contributions vest at the rate of 20% after one year of service and 20% each year thereafter until 100% vesting is reached after five years of service. In addition, a participant becomes 100% vested on the participant’s attaining age 65, or on the participant’s death or total and permanent disablement.

(e)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months or 50% of their vested account balance. Loan repayments are to be made over a period not to exceed 5 years, except loans for the purchase of a primary residence in which case payment may exceed 5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate of Wall Street Journal Prime plus 1% (fixed at origination). Participants pay a $100 origination fee for each loan advanced to them.

See accompanying independent auditors’ report.

CAPITAL ACCUMULATION PLAN FOR

EMPLOYEES OF PFF BANK & TRUST

Notes to Financial Statements

December 31, 2004 and 2003

(f)	Payment of Benefits

On termination of service, a participant may elect to remain in the Plan. If they choose to not remain in the Plan they must elect to receive a lump-sum amount equal to the vested balance of his or her account.

(g)	Forfeited Accounts

At December 31, 2004, there were no forfeited nonvested accounts. For the years ended December 31, 2004 and 2003, $1,308 and $2,046 of forfeitures, respectively, were used to reduce employer contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Trust Fund Managed by Investment Advisory Committee

Under the terms of the Plan, the assets of the Plan are placed in trust (the Trust), and are held under the trusteeship of PFF Bank & Trust’s Trust and Investment Services Department (PFF Trust). Assets are managed under the direction of the Employee Compensation and Benefits Committee of the Bank’s Board of Directors (the Committee). The Committee has delegated certain of its ordinary management and investment responsibilities to certain members of the Bank’s Executive Committee and the Human Resources Director. Committee members are appointed for an indefinite term by the Bank’s Board of Directors. The Committee has full discretionary authority to administer the Plan and the trust agreement.

The investments and changes therein of these trust funds are reported by PFF Trust as having been determined through the use of fair market values based upon quotations obtained from national securities exchanges or latest bid prices. Security transactions are accounted for on a trade-date basis. Realized gains and losses on the sale of investments are computed using the average cost method. Participant loans are valued at their outstanding balance, which approximates fair value.

See accompanying independent auditors’ report.

CAPITAL ACCUMULATION PLAN FOR

EMPLOYEES OF PFF BANK & TRUST

Notes to Financial Statements

December 31, 2004 and 2003

(c)	Disclosure about Fair Value of Financial Instruments

Substantially all of the Plan’s financial instruments are carried at fair value or amounts approximating fair value.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

(e)	Administrative Expenses

All administrative expenses of the Plan were paid directly by the Bank in 2004 and 2003, except for participants’ loan origination fees.

(3)	Investments

The following table presents the fair value of those investments at December 31, 2004, with those that represent 5% or more of the Plan’s net assets separately identified.

	Cost	Fair Value
PFF Bancorp, Inc. Common Stock *	$4,392,914	10,577,093
PIMCO PEA Renaissance Fund Class A	1,740,479	2,313,878
Federated Capital Preservation Fund *	6,828,079	6,828,079
Federated Stock Trust Fund *	1,771,027	1,981,180
Federated Max-Cap Index Fund *	2,302,504	2,473,749
Janus Balanced Fund	1,794,645	1,997,366
Other investments individually less than 5% of net assets	5,667,742	7,110,435

Total investments	$24,497,390	33,281,780

See accompanying independent auditors’ report.

CAPITAL ACCUMULATION PLAN FOR

EMPLOYEES OF PFF BANK & TRUST

Notes to Financial Statements

December 31, 2004 and 2003

The following table presents the fair value of those investments at December 31, 2003, with those that represent 5% or more of the Plan’s net assets separately identified.

	Cost	Fair Value
PFF Bancorp, Inc. Common Stock *	$3,733,441	8,527,725
PIMCO PEA Renaissance Fund Class A	1,390,569	1,758,297
Federated Capital Preservation Fund *	5,982,276	5,982,276
Federated Stock Trust Fund *	1,617,087	1,650,611
Federated Max-Cap Index Fund *	2,118,314	2,065,165
Janus Balanced Fund	1,741,562	1,798,320
Other investments individually less than 5% of net assets	4,599,064	5,638,379

Total investments	$21,182,313	27,420,773

*	Denotes a party in interest

For the Plan years ended December 31, 2004 and 2003, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value by the following:

	Net Change in Fair Value
	2004	2003
Common stock	$2,088,371	3,247,746
Mutual funds	2,194,337	2,209,936

	$4,282,708	5,457,682

(4)	Allocation of Plan Assets

Employee contributions are allocated to various funds based on the elections made by each participant. Net income or loss of each fund is allocated on the basis of the proportionate asset balance of each participant as of the previous valuation date after adjustment for withdrawals, distributions, and other additions or subtractions that may be appropriate. Earnings are allocated on the basis of current shares held in each participant’s account and the accounts are valued daily.

See accompanying independent auditors’ report.

CAPITAL ACCUMULATION PLAN FOR

EMPLOYEES OF PFF BANK & TRUST

Notes to Financial Statements

December 31, 2004 and 2003

(5)	Plan Termination

Although the Bank has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event the Plan is terminated, all participants become 100% vested in their account balances.

(6)	Federal Income Taxes

The Plan obtained its latest determination letter on July 24, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(7)	Related Party Transactions

The Plan held 228,299 and 235,073 shares of common stock of PFF Bancorp, Inc. at December 31, 2004 and 2003, respectively. In addition, the Bank was Trustee of all assets of the Plan.

See accompanying independent auditors’ report.

CAPITAL ACCUMULATION PLAN FOR

EMPLOYEES OF PFF BANK & TRUST

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

(Part IV 4i of IRS Form 5500 Schedule H)

(EIN: 95-1114932 and PN: 002)

For the Year Ended December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	PFF Bancorp, Inc.	Common stock 228,299 shares	$4,392,914	10,577,093
*	Federated Capital Preservation Fund	Mutual fund 682,808 units	6,828,079	6,828,079
*	Federated Intermediate Income Fund	Mutual fund 75,139 units	760,867	767,165
*	Federated Max-Cap Index Fund	Mutual fund 101,176 units	2,302,504	2,473,749
*	Federated Stock Trust Fund	Mutual fund 53,286 units	1,771,027	1,981,180
*	Federated Total Return Bond Fund	Mutual fund 35,660 units	371,356	386,554
*	Federated Conservative Allocation Portfolio	Mutual fund 12,718 units	129,454	140,660
*	Federated Moderate Allocation Portfolio	Mutual fund 12,110 units	119,495	146,407
*	Federated Growth Allocation Portfolio	Mutual fund 18,029 units	197,511	227,706
*	Federated Mid Cap Growth Strategies Fund	Mutual fund 10,851 units	269,594	328,365
	Value Line Emerging Opportunity Fund	Mutual fund 43,239 units	923,438	1,138,050
	Alger MidCap Growth Fund	Mutual fund 65,615 units	966,165	1,123,615
	PIMCO PEA Renaissance Fund Class A	Mutual fund 86,922 units	1,740,479	2,313,878
	Alliance Berger Balanced Shares	Mutual fund 39,561 units	584,721	678,469
	American Europacific Growth Fund	Mutual fund 18,260 units	579,643	651,574
	Janus Worldwide Fund	Mutual fund 16,512 units	631,685	689,045
	Janus Balanced Fund	Mutual fund 93,359 units	1,794,645	1,997,366
*	Federated Prime Obligation Fund	Short-term investment	133,813	133,813
*	Participant loans	94 loans with interest rates ranging from 5.00% to 10.00%	—	699,012

		Total	$24,497,390	33,281,780

*	Denotes a party in interest.

See accompanying independent auditors’ report.

CAPITAL ACCUMULATION PLAN FOR

EMPLOYEES OF PFF BANK & TRUST

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

(Part IV 4i of IRS Form 5500 Schedule H)

(EIN: 95-1114932 and PN: 002)

For the Year Ended December 31, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	PFF Bancorp, Inc.	Common stock 235,073 shares	$3,733,441	8,527,725
*	Federated Capital Preservation Fund	Mutual fund 598,228 units	5,982,276	5,982,276
*	Federated Intermediate Income Fund	Mutual fund 98,413 units	1,004,558	1,013,652
*	Federated Max-Cap Index Fund	Mutual fund 91,908 units	2,118,314	2,065,165
*	Federated Stock Trust Fund	Mutual fund 48,165 units	1,617,087	1,650,611
*	Federated Managed Income Portfolio	Mutual fund 25,368 units	263,344	274,994
*	Federated Managed Conservative Growth Portfolio	Mutual fund 15,190 units	152,944	161,928
*	Federated Managed Moderate Growth Portfolio	Mutual fund 16,080 units	155,218	184,602
*	Federated Managed Growth Portfolio	Mutual fund 12,519 units	130,941	147,972
*	Federated Growth Strategies Fund	Mutual fund 7,591 units	178,012	199,413
	Value Line Emerging Opportunity Fund	Mutual fund 28,669 units	558,757	646,763
	Alger MidCap Growth Fund	Mutual fund 58,342 units	803,116	891,466
	PIMCO PEA Renaissance Fund Class A	Mutual fund 76,315 units	1,390,569	1,758,297
	Alliance Balanced Shares	Mutual fund 33,913 units	487,201	537,523
	Janus Worldwide Fund	Mutual fund 20,072 units	855,335	793,661
	Janus Balanced Fund	Mutual fund 90,187 units	1,741,562	1,798,320
*	Federated Prime Obligation Fund	Short-term investment	9,638	9,638
*	Participant loans	99 loans with interest rates ranging from 5.25% to 10.50%	—	776,767

		Total	$21,182,313	27,420,773

*	Denotes a party in interest.

See accompanying independent auditors’ report.

CAPITAL ACCUMULATION PLAN FOR

EMPLOYEES OF PFF BANK & TRUST

Schedule H, Line 4j - Schedule of Reportable Transactions

(Part IV 4j of IRS Form 5500 Schedule H)

(EIN: 95-1114932 and PN:002)

For the Year Ended December 31, 2004

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net gain or (Loss)
*Federated Capital Preservation Fund	Mutual fund (134 purchases)	$2,007,874	—	—	—	2,007,874	2,007,874	—
*Federated Capital Preservation Fund	Mutual fund (200 sales)	—	1,355,003	—	—	1,355,003	1,355,003	—
*Federated Prime Obligation Fund	Short-term investment (113 purchases)	5,253,394	—	—	—	5,253,394	5,253,394	—
*Federated Prime Obligation Fund	Short-term investment (119 sales)	—	5,206,254	—	—	5,206,254	5,206,254	—
*PFF Bancorp, Inc.	Common stock (92 purchases)	771,903	—	—	1,399	771,903	771,903	—
*PFF Bancorp, Inc.	Common stock (95 sales)	—	1,457,386	—	2,922	178,125	1,457,386	1,279,261
PIMCO PEA Renaissance Fund Class A	Mutual fund (127 purchases)	935,510	—	—	—	935,510	935,510	—
PIMCO PEA Renaissance Fund Class A	Mutual fund (57 sales)	—	584,038	—	—	584,038	584,038	—

*	Denotes a party in interest.

See accompanying independent auditors’ report.

CAPITAL ACCUMULATION PLAN FOR

EMPLOYEES OF PFF BANK & TRUST

Schedule H, Line 4j - Schedule of Reportable Transactions

(Part IV 4j of IRS Form 5500 Schedule H)

(EIN: 95-1114932 and PN:002)

For the Year Ended December 31, 2003

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net gain or (Loss)
*Federated Capital Preservation Fund	Mutual fund (134 purchases)	$2,248,713	—	—	—	2,248,713	2,248,713	—
*Federated Capital Preservation Fund	Mutual fund (209 sales)	—	1,708,500	—	—	1,708,649	1,708,500	(149)
*Federated Intermediate Fund	Mutual fund (115 purchases)	704,031	—	—	—	704,031	704,031	—
*Federated Intermediate Fund	Mutual fund (69 sales)	—	478,825	—	—	464,077	478,825	14,748
Janus Balanced Fund	Mutual fund (90 purchases)	638,758	—	—	—	638,758	638,758	—
Janus Balanced Fund	Mutual fund (80 sales)	—	362,234	—	—	413,538	362,234	(51,304)
*Federated Prime Obligation Fund	Short-term investment (104 purchases)	2,999,190	—	—	—	2,999,190	2,999,190	—
*Federated Prime Obligation Fund	Short-term investment (102 sales)	—	2,912,518	—	—	2,912,518	2,912,518	—
*PFF Bancorp, Inc.	Common stock (98 purchases)	993,547	—	—	2,778	993,547	993,547	—
*PFF Bancorp, Inc.	Common stock (98 sales)	—	1,522,840	—	4,188	241,368	1,522,840	1,281,472

*	Denotes a party in interest.

See accompanying independent auditors’ report.

REQUIRED INFORMATION

I.	Financial Statements.

Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors’ report thereon.

II.	Exhibits:

23.1	Independent Auditors Consent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

PFF Bank & Trust,
Capital Accumulation Plan for
Employees of PFF Bank & Trust

Dated: June 17, 2005	By:	/s/ GREGORY C. TALBOTT
Gregory C. Talbott
Executive Vice President, Chief
Financial Officer and Treasurer